December 20, 2007


Ms. Ellie Quarles, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, MS 3561
Washington, D.C.  20549

RE:  Publix Super Markets, Inc.
     Definitive Proxy Statement on Schedule 14A filed on March 15, 2007 File No. 0-00981

Dear Ms. Quarles:

This letter is in response to your letter dated December 6, 2007. Your letter provides comments regarding certain disclosures contained in the Publix Super Markets, Inc. (the Company) definitive proxy statement filed on March 15, 2007. This letter is intended as a response to each of your comments.

Certain Relationships and Related Transactions, page 9
------------------------------------------------------

1. We note your response to comment 2 in our letter dated August 21, 2007 and we reissue that comment. Please include a definition of related person transactions. See Item 404(a) of Regulation S-K.

      The Company will include its definition of Related Party Transaction in its next proxy statement as indicated below.

      The Company defines Related Party Transactions as follows:

      A "Related Party Transaction" is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) the Company is a participant, and (3) any Related Party (as defined below) has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity).

      A "Related Party" is any (1) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an Officer, Director or Nominee for election as a Director, (2) greater than 5 percent beneficial owner of the Company's common stock, (3) immediate family member of any of the foregoing, or (4) firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

Incentive Bonus, page 11
------------------------

2. We note your response to comment 6 in our letter dated August 21, 2007 and reissue that comment. Please provide us with analysis that demonstrates with specificity how disclosure of your sales goal and target profit used to determine the incentive bonus would cause you competitive harm. See Instruction 4 to Item 402(b) of Regulation S-K and Question 3.04 of the
    Item 402 of Regulation S-K Compliance and Disclosure Interpretations. If disclosure of these metrics would cause competitive harm, please discuss how difficult it will be for you to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K. We note your proposed disclosure but it is unclear whether the likelihood of satisfying these targets in 2006 remained at the 80% level.

Securities and Exchange Commission
Page 2
December 20, 2007


      Disclosing Sales and Profit Projections
      ---------------------------------------

      The Company believes that providing its sales and profit goals for incentive bonus purposes would result in competitive harm. Following is more information relative to the reasons for the Company's concerns regarding such competitive harm.

        Public vs. Non-Public
        ---------------------

        Unlike the majority of its competitors, the Company is not publicly traded. The Company has chosen not to be a public company because of the advantages for its stockholders. A key advantage of not being publicly traded is that the Company does not disclose sales and profit projections or detailed future business plans to analysts and other third parties. By contrast, the Company's publicly traded competitors often provide guidance to investment analysts on their sales, gross profit, operating expenses, net income and earnings per share projections. By not providing these types of projections, the Company can adjust its plans for competitive reasons on a more timely basis. In addition, the Company can operate its business with a longer term focus for it stockholders, most of whom are also its employees.

        Impact on Competitive Environment
        ---------------------------------

        Maintaining the confidentiality of business plans is often a key to the plans' success. Our sales and profit projections would provide additional insight to our competitors regarding our plans. Our competitors closely monitor our operations. This includes not only visiting our stores and reviewing our advertising, but also attempting to determine our growth plans from various sources, including real estate brokers. Our experience indicates that information obtained by our competitors about our plans is often detrimental to us. For example, as soon as a competitor knows we are entering a new market, remodels and upgrades often begin at their stores. When a competitor discovers we are pursuing a store site (one they may or may not have an interest in), the competitor can take steps to increase the cost or decrease the availability of the site to us. Adding the Company's sales and profit projections to this other information could signal changes in the Company's plans to its competitors. Examples of some of these changes to the Company's plans include:
          o  more or less aggressive growth or expansion plans,
          o  more or less aggressive changes in pricing, or
          o  adding service or productivity initiatives.

        If the competitors recognize these types of changes by the Company, the competitors will adjust their plans to the extent possible to minimize the likelihood of the success of the Company's plans. The competitors' adjustments can include changing their growth or expansion plans, pricing strategies, and/or service or productivity initiatives.

      For the reasons listed above, the Company believes providing its sales and profit projections would result in competitive harm. This competitive harm impacts the Company's results, stock price and ultimately its stockholders.

      Likelihood of Achieving Bonus Target Levels
      -------------------------------------------

      The Company will include in its next proxy statement a disclosure regarding the degree of difficulty of receiving the two month target bonus for its named executive officers by providing a range of likelihood based on past experience.

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Securities and Exchange Commission
Page 3
December 20, 2007


3. We note your response to comment 8 in our letter dated August 21, 2007 and note that you will provide the information requested. Please refer to Question 4.02 of the Item 402 of Regulation S-K Compliance and Disclosure Interpretations for additional guidance.

      We have referred to Question 4.02 of the Item 402 of Regulation S-K Compliance and Disclosure Interpretations and believe the Company's Incentive Bonus is a non-equity incentive plan as defined by Item 402(a)(6)(iii) of Regulation S-K. The Company will disclose the 2007 Incentive Bonus awards in the non-equity incentive plan awards columns in the Summary Compensation Table and the Grants of Plan-Based Awards Table in its next proxy statement.

We hope this letter will resolve your comments on the Company's definitive proxy statement filed on March 15, 2007. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,


/s/ David P. Phillips
-------------------------------------
David P. Phillips
Chief Financial Officer and Treasurer